

07005622

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III



SEC
RECEIVED
MAR 0 1 2007
WASH. D.C.
210
SECTION


| SEC FILE NUMBER |
|---|
| 8-~~66985~~ 67270 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2006** (MM/DD/YY) AND ENDING **DECEMBER 31, 2006** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**PARK MADISON PARTNERS LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**200 Harbor Road**
**Port Washington, NY 11050**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Steven C. Bender** **646.290.7248**
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Marks Paneth & Shron LLP**
(Name - *if individual, state last, first, middle name)*

| **622 Third Ave** | **New York** | **NY** | **10017-6701** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 4 2007
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, **Steven C. Bender**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Park Madison Partners LLC** as of **DECEMBER 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**



Signature

**Financial & Operations Principal**

Title



Notary Public

KAREN M. MITCHELL
No. 01MI6138824
Notary Public, State of New York
Qualified in Erie County
My Commission Expires Dec. 27, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**PARK MADISON PARTNERS, LLC**

INDEPENDENT AUDITORS' REPORT
PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2006

## CONTENTS



Pursuant to Rule 17a-5 of the SEC, the Company's annual report as of December 31, 2006 is available for examination and copying at the principal office of the Company and at the New York regional office of the SEC.



Marks Paneth
& Shron LLP

*Certified Public Accountants
and Consultants*

## INDEPENDENT AUDITORS' REPORT

To the Members
Park Madison Partners, LLC

We have audited the accompanying statement of financial condition of Park Madison Partners, LLC, as of December 31, 2006 and the related statements of operations, changes in members' equity and cash flows for the period January 20, 2006 (inception) through December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Park Madison Partners, LLC at December 31, 2006 and the results of its operations and its cash flows for the period January 20, 2006 (inception) through December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marks Paneth & Shron LLP

New York, NY
February 26, 2007

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

Website www.markspaneth.com



PARK MADISON PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

## ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 72,283 |
| Prepaid expenses | | 5,835 |
| Fixed assets, at cost, net of accumulated depreciation of -0- | | 3,344 |
| | $ | 81,462 |

## LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---|
| Accounts payable | $ | 14,328 |
| Accrued expenses | | 9,642 |
| Total Liabilities | | 23,970 |
| Members' Equity | | 57,492 |
| | $ | 81,462 |

See notes to financial statements.

PARK MADISON PARTNERS, LLC

STSTEMENT OF OPERATIONS

For the Period January 20, 2006 (inception) through December 31, 2006

| | |
|---|---|
| Revenue | |
| Placement fees | $ 197,194 |
| | |
| Expenses | |
| Insurance | 3,559 |
| Legal and professional fees | 62,806 |
| Miscellaneous | 907 |
| Office expenses | 4,622 |
| Employee compensation and benefits | 44,877 |
| Regulatory fees | 6,869 |
| Rent expense | 30,251 |
| Travel and entertainment | 97,640 |
| Total Expenses | $ 251,531 |
| Net Loss | $ (54,337) |

See notes to the financial statements.

PARK MADISON PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Period January 20, 2006 (inception) through December 31, 2006

| | Members' Equity |
|---|---|
| Balance - inception | - |
| Capital Contributions | 111,829 |
| Net Loss | (54,337) |
| Balance – December 31, 2006 | 57,492 |

See notes to the financial statements.

PARK MADISON PARTNERS, LLC

STATEMENT OF CASH FLOWS

For the Period January 20, 2006 (inception) through December 31, 2006

| | |
|---|---|
| OPERATING ACTIVITIES | |
| Net Loss | $ (54,337) |
| Increase (decrease) in cash flows due to changes in operating assets and liabilities: | |
| Prepaid expenses | (5,835) |
| Accounts payable | 53,758 |
| Accrued expenses | 9,642 |
| Net Cash Provided by Operating Activities | 3,228 |
| INVESTING ACTIVITIES | |
| Fixed asset additions | (3,344) |
| Net Cash Used by Investing Activities | (3,344) |
| FINANCING ACTIVITIES | |
| Contributed Capital | 72,399 |
| Net Cash Provided by in Investing Activities | 72,399 |
| Increase in cash and cash equivalents | 72,283 |
| Cash and cash equivalents at beginning of period | - |
| Cash and cash equivalents at end of period | $ 72,283 |
| Supplemental disclosures of cash flow information | |
| Interest paid | $ - |
| NONCASH FINANCING ACTIVITIES | |
| Accounts payable converted to members' equity | $ 39,430 |

See notes to the financial statements.

PARK MADISON PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

## 1. ORGANIZATION AND NATURE OF BUSINESS

Park Madison Partners LLC (the "Company"), was formed on January 20, 2006 and is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company provided placement agent services primarily to a single client during the period ended December 31, 2006.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Revenue Recognition

Revenue consists of nonrefundable monthly retainers and expense reimbursements received under a placement agent agreement entered into in August 2006.

### Depreciation and Amortization

Depreciation and amortization are provided on both the straight-line method and accelerated methods over the estimated useful lives.

### Cash and Cash Equivalents

The Company considers all money market accounts and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

### Income Taxes

The Company is treated as a partnership for income tax purposes and as such is not subject to federal and state income taxes. The Company is subject to local unincorporated business taxes on net earnings from services provided with in the local tax jurisdiction.

### Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

PARK MADISON PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

## 3. CAPITAL CONTRIBUTIONS

Membership interests are reflected at amounts contributed in cash and for goods and services contributed by members at fair value, as established by recent purchases by the contributing member.

## 4. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2006, the Company's net capital of $ 48,314 exceeded required net capital of $5,000 by $ 43,314, and the ratio of aggregate indebtedness to net capital was .50 to 1.

Under the exemptive provisions of rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers.

## 5. COMMITMENTS

The Company leases office space in New York City on a month-to-month basis. Rent expense for the period ended December 31, 2006 was $30,251.

PARK MADISON PARTNERS, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AND AUDITORS' STATEMENT PURSUANT TO RULE 17a-5(d)(4)

December 31, 2006

| | | |
|---|---|---|
| NET CAPITAL | | |
| Members' equity, qualified for net capital | $ | 57,492 |
| Deductions and/or credits | | |
| Non-allowable assets: | | |
| Property and equipment (net of accumulated depreciation and amortization) | | 3,344 |
| Other assets | | 5,835 |
| NET CAPITAL | | 48,313 |
| MINIMUM NET CAPITAL REQUIRED | | |
| $5,000 or 6-2/3% of aggregate indebtedness of $23,970 whichever is greater | | 5,000 |
| EXCESS NET CAPITAL | $ | 43,313 |
| AGGREGATE INDEBTEDNESS | | |
| Accounts payable, accrued expenses and other | $ | 23,970 |
| Ratio of aggregate indebtedness to net capital | | .50:1 |

No material differences exist between the above computation of net capital under Rule 15c3-1 and that filed with the Company's December 31, 2006 FOCUS Report.

**PARK MADISON PARTNERS, LLC**

AUDITORS' SUPPLEMENTAL REPORT ON
INTERNAL CONTROL

DECEMBER 31, 2006



Marks Paneth & Shron LLP

*Certified Public Accountants and Consultants*

Members
Park Madison Partners, LLC

In planning and performing our audit of the financial statements of Park Madison Partners LLC. (the Company), as of and for the period January 20, 2006 (inception) through December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

Website www.markspaneth.com



*Associated worldwide with JHI*

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marks Paneth & Shron LLP

New York, New York
February 26, 2007

END